Exhibit 99.1

PRESS RELEASE

Sanofi, Evotec Enter New Research Collaboration
to Discover and Develop Novel Diabetes Therapies

-Collaboration aims to address critical unmet patient need
through next generation diabetes therapies based on stem cell research -

Paris, August 7, 2015 — Sanofi announced today that it has entered strategic research collaboration with Evotec to develop beta cell-modulating diabetes treatments, which may reduce or eliminate the need for insulin injections. Beta cells play a key role in the pathogenesis of diabetes, a condition which currently affects 387 million patients worldwide.

“With the significant burden of diabetes worldwide, it is imperative we continue challenging ourselves to develop treatment breakthroughs for the millions of people living with this progressive and debilitating disease,” said Philip Larsen, MD, PhD, Vice President, Global Head of Diabetes Research and Translational Science at Sanofi. “This collaboration will leverage Evotec’s expertise in technology and Sanofi’s extensive experience and leadership in diabetes.  Our shared vision is to change how diabetes is treated in the future by developing novel therapeutic approaches to disease management.”

The new research collaboration will focus on developing a beta cell replacement therapy based on functional human beta cells derived from human stem cells. The companies will also use human beta cells for high-throughput drug screening to identify beta cell active small molecules or biologics.

Under this agreement, Evotec will be entitled to receive development, regulatory and commercial milestone payments, which could total more than €300 million, and royalties on net sales.

“Stem cell-based drug discovery and development is on the cutting edge of therapeutic innovation,” said Dr. Cord Dohrmann, Chief Scientific Officer of Evotec. “We are very proud to partner with Sanofi, a company with a deep history in diabetes, in a truly complementary collaboration to enhance how this disease is treated in the future.”

About Type 2 Diabetes Beta Cells

In type 1 diabetes, beta cells are destroyed by the patient’s own immune system. As a result, patients have to follow a life-long regimen of carefully dosed insulin injections. In type 2 diabetes (T2D), beta cells are functionally impaired. T2D is progressive, and current therapeutic options cannot prevent the deterioration of beta cell function, eventually creating a need for insulin injections, a significant burden to patients. The beta cells cannot fully mimic the normal control of blood glucose levels by normal beta cells, which may result in short- and long-term complications. There is a significant medical need for new treatments that restore beta cell mass, reduce or eliminate the need for insulin injections and prevent or reverse the decline in beta cell function in type 2 diabetes patients.

About Sanofi Diabetes

Sanofi strives to help people manage the complex challenge of diabetes by delivering innovative, integrated and personalized solutions. Driven by valuable insights that come from listening to and engaging with people living with diabetes, the Company is forming partnerships to offer diagnostics, therapies, services, and devices including blood glucose monitoring systems. Sanofi markets injectable, inhaled and oral medications for people with type 1 or type 2 diabetes.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts: Media Relations Flore Larger Tel.: + (33) 1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: + (33) 1 53 77 45 45 ir@sanofi.com

Global R&D Communications Amy Ba, Ph.D. Tel: +1 (617) 665-4851 amy.ba@sanofi.com